

March 19, 2008

Mail Stop 7010

Via U.S. mail and facsimile @ (713) 626-7549

Kevin P. Delaney
Senior Vice President – General Counsel and Secretary
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

Re: **Quanex Corporation**
     Preliminary Proxy Statement on Schedule 14A – Amendment No.3
     Filed on March 17, 2008
     File No.: 001-05725

Dear Mr. Delaney:

        We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vehicular Products Businesses of Quanex Corporation
Combined Statements of Cash Flows, page F-5

1. It appears that your net income for the three months ended January 31, 2007 does not agree to your Combined Statements of Income. Please revise as appropriate.

Note 11. Related Party Transactions, page F-30

2. Please clarify for us how the $4,593 in selling, general and administrative expenses allocated from Quanex corporate for the three months ended January 31, 2008 reconciles to the $5,309 adjustment in your unaudited pro forma consolidated statement of income for the three months ended January 31, 2008 on page 30 of your Form 10.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patricia Armelin, Accountant, at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Martin F. Doublesin, Esq. via Facsimile @ (713) 651-5246
       Fulbright & Jaworski L.L.P.